APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

October 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Aptorum Group Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed October 16, 2019

File No. 333-232510

Dear Sir and Madam:

Aptorum Group Limited (the “Company,” “Aptorum,” “we,” “us” or “our”) hereby transmits its response to the verbal comments our counsel, Louis Taubman, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on October 17, 2019, regarding our Registration Statement on Form F-1 previously submitted on July 2, 2019 and amended on August 16, 2019, September 27, 2019 and October 16, 2019 (the “Registration Statement”). For ease of reference, we have written our understanding of the Commission’s comments in this response and provided our response thereto. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Form F-1.

1.	Please revise the registration statement to remove the following paragraph from the Explanatory Note (the “Issue Paragraph”):

“No additional securities are being registered under this Amendment No.3. All applicable registration fees were paid at the time of the original filing of the Registration Statement. This Amendment No. 3 does not reflect events that may have occurred after the filing of Amendment No. 2 to the Registration Statement, nor does it modify or update those disclosures present therein, except with regard to the modification described in this Explanatory Note. As such, this Amendment No. 3 continues to speak as of September 27, 2019. Accordingly, this Amendment No. 3 should be read in conjunction with the original filing of the Registration Statement and the amendments filed thereto.”

Response: Although we removed the Issue Paragraph, we did maintain the first two sentences of such paragraph (“No additional securities are being registered under this Amendment No.4. All applicable registration fees were paid at the time of the original filing of the Registration Statement.”) because we believe they are relevant and required in registration statements.

We would also like to confirm that the prospectus is up to date as of the date of filing.

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman
Hunter Taubman Fischer& Li LLC